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                            March 25, 2021

       Ning Li
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City, Guandong Province 510620
       Peoples Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Form 20-F For the
Fiscal Year Ended December 31, 2019
                                                            Response dated
March 11, 2021
                                                            File No. 001-38726

       Dear Mr. Li:

              We have reviewed your March 11, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 25, 2021 letter.

       Response dated March 11, 2021

       Item 5. Operating and Financial Review and Prospects
       5.A. Operating Results
       Overview, page 74

   1. We note your responses to comments two, three and four. Please ensure the information supplementally provided
is included in future filings.
   2. We note your response to comment six. Please tell us, and revise in future filings, to address the following
for all periods presented:
                                                            The amount and
types of loans subject to the collaboration agreements indicating if they are first or
second liens as well as the types of underlying collateral.
 Ning Li
CNFinance Holdings Ltd.
March 25, 2021
Page 2
            The NPL and delinquency rates broken out separately for loans introduced under the new collaboration model and the loans under the traditional facilitation model without the involvement of sales parties, and further disaggregated by first or second lien loans.
           On page 48 of your Form 20-F you describe the three options the sales partners may choose from in the event the loans issued under the collaboration model are in default. Please tell us the percentage of each of the options that have been selected by the sales partners for loans that have previously defaulted and tell us whether there are any differences in the timing or recognition of the benefit you receive under each of the options.
           Tell us whether there have ever been any scenarios where the sales partner has not performed pursuant to the terms of the collaboration agreement and how you accounted for that outcome. Additionally, describe any legal rights of action or recourse you have against the sales partners in such default scenarios.
           How the risk sharing amounts are determined.
           Whether the guarantees cover the entire amount of the delinquent loans or just delinquent past due payments of principal and interest.
           When and how you make a claim to the sales partner when the loan defaults and the typical time period for you to receive any payments due to you under the
          collaboration agreement.
           How the security deposits received from the sales partners impact the guarantee responsibilities.
           A rollforward of security deposit activity for each of the periods presented.
           The accounting literature followed in recognizing the confiscation of security deposits as other gains.
           Whether the amount of security deposits received from an individual sales partner is required to be replenished for any specific reason.
           How the determination of the loan loss provision is impacted by the existence of the
          Credit Risk Mitigation Positions (i.e. CRMPs). For example, tell us whether the benefit from the collaboration agreements is treated as a freestanding or embedded instrument and the accounting literature considered in your analysis.
           How the amount of the collaboration costs paid to sales partners is determined.
           We note your disclosure that the sales partners receive incentive fees based upon a pre-aged schedule and other conditions. Describe the typical aging schedule and the other conditions. Additionally, describe the timing of expense recognition in your financial statements, and the related accounting literature considered in your
FirstName LastNameNing
          analysis.         Li
Comapany  NameCNFinance
           Whether             Holdingscosts
                    the collaboration   Ltd. are subject to reimbursement if
certain parameters
          are not
March 25, 2021    met.
                Page  2
FirstName LastName
 Ning Li
FirstName
CNFinanceLastNameNing
            Holdings Ltd. Li
Comapany
March      NameCNFinance Holdings Ltd.
       25, 2021
March3 25, 2021 Page 3
Page
FirstName LastName
Loan Performance Data and Trend Analysis, page 76

3. We note your response to comment one from our letter dated August 12, 2020. Please refrain from disclosing the non-GAAP measures relating to both aggregate delinquency rates and aggregate NPL rates in future filings as these measures are misleading.
     You may contact Michael Henderson, Staff Accountant at 202-551-3364 or
Marc
Thomas, Staff Accountant at 202-551-3452 if you have any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance